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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Banyan Strategic Realty Trust

Title of Class of Securities:  Shares of Beneficial Ownership

CUSIP Number:  06683M102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                          Felix Kozodoy
                  Magten Asset Management Corp.
                       35 East 21st Street
                    New York, New York 10010

     (Date of Event which Requires Filing of this Statement)

                         April 28, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 06683M102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         328,600

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,112,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,112,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares    [X]




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13. Percent of Class Represented by Amount in Row (11)

         8.3%

14. Type of Reporting Person

         IA, CO














































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CUSIP No.: 06683M102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         328,600

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,112,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,112,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares     [X]



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13. Percent of Class Represented by Amount in Row (11)

         8.3%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Magten Asset Management Corp. ("Magten") and Talton R. Embry
(collectively, the "Reporting Persons") in the Shares of Beneficial Ownership (the "Shares") of Banyan Strategic Realty
Trust (the "Issuer") of 8.3% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Shares of Beneficial
         Ownership.

         The name and address of the principal executive and business office of the Issuer is:

         Banyan Strategic Realty Trust
         150 S. Wacker Drive
         Suite 2900
         Chicago, Illinois 60606

Item 2.  Identity and Background

         This statement is being filed on behalf of Magten Asset Management Corp. ("Magten"), a Delaware corporation, and Talton R. Embry. Magten, a registered investment adviser, has investment discretion over certain managed accounts of its investment advisory clients. Mr. Embry is a managing director and the sole shareholder of Magten. The principal office of the Reporting Persons is at 35 East 21st Street, New York, New York 10010.

         On February 26, 1996, Magten and the Maryland Securities Commissioner entered into a consent order whereby Magten paid a fine of $1,500. The Maryland Securities Commissioner alleged that Magten effected investment advisory transactions in Maryland prior to its registration as a Maryland investment adviser. Magten is currently registered as an investment adviser in Maryland, and its activities are not restricted.

         Mr. Embry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Embry has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



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         Talton R. Embry is a citizen of the United States of
         America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 1,112,400 Shares. All 1,112,400 Shares are held by the managed accounts. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $4,686,486. The funds for the purchase of the Shares came from each managed account's own funds. No leverage was used to purchase the Shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes.
         The Reporting Persons have been dissatisfied with the Shares' market performance and believe that the Issuer's
         Board of Trustees and Management should pursue alternative strategies to maximize Share value.

         The Reporting Persons have discussed the above with Morgens, Waterfall, Vintiadis & Company Inc. ("Morgens"), a New York corporation. The Reporting Persons and Morgens have decided to engage in joint discussions to solicit the support of the Issuer's Board of Trustees and Management to identify and pursue certain alternative strategies, including merging the Issuer with another entity, selling the stock or assets of the Issuer or liquidating the Issuer. Depending on the outcome of discussions with the Board of Trustees and Management, the Reporting Persons and Morgens may nominate a slate of candidates who support the objectives of the Reporting Persons and Morgens, and solicit proxies to elect these candidates to the Issuer's Board of Trustees. The Reporting Persons and Morgens may also, individually or jointly, have discussions with other shareholders of the Issuer.

         Except as described above, the Reporting Persons and Morgens will act independently with respect to the Shares, including the purchase or sale of the Shares. The Reporting Persons and Morgens have not entered into any other agreements or arrangements relating to the Shares.

         Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of


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         the instructions to the Schedule 13D.  The Reporting
         Persons reserves the right to acquire additional Shares, dispose of all or some of the Shares from time to time, or continue to hold the Shares.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 1,112,400 Shares. Based on information supplied by the Issuer, as of February 18, 1999 there were 13,390,688 Shares outstanding. Therefore, Magten and Mr. Embry are deemed to beneficially own 8.3% of the outstanding Shares. The Reporting Persons have the shared power to vote or direct the vote of 328,600 Shares. The Reporting Persons do not have the power to vote or direct the vote of 783,800 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 1,112,400 Shares. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to April 28, 1999 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         The Reporting Persons may be deemed to be beneficially owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

         Investment advisory clients, on whose behalf the Shares are held in managed accounts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         The Reporting Persons and Morgens may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Morgens has previously filed, for itself and on behalf of certain investment funds it manages, a
         Schedule 13D which is amended on the date hereof to report a combined beneficial ownership of 2,192,501 Shares, which is approximately 16.4% of the Shares outstanding. The Reporting Persons disclaim any beneficial ownership of such Shares.






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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         See Item 4.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to April 28, 1999 through the date of this filing is filed herewith as Exhibit B.


         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                          MAGTEN ASSET MANAGEMENT CORP.

                          By: /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry
                              Managing Director

                              /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry

April 28, 1999










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                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 28, 1999 relating to the Shares of Beneficial

Ownership of Banyan Strategic Realty Trust shall be filed on behalf of the undersigned.


                           MAGTEN ASSET MANAGEMENT CORP.

                           By: /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry
                               Managing Director

                               /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry




























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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________
3/23/99              (1,200)                   $4.7500











































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01651001.AP3